                                    UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                                    FILED PURSUANT TO RULE 13d-2(a)




                             WESTOWER CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   96121E101
                          --------------------------
                                (CUSIP Number)

                          PETER S. SARTORIUS, ESQUIRE
                          MORGAN, LEWIS & BOCKIUS LLP
                             2000 ONE LOGAN SQUARE
                       PHILADELPHIA, PENNSYLVANIA 19103
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                                 JUNE 1, 1998
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g) check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                 SCHEDULE 13D
CUSIP NO. 96121E101                                                  PAGE 2 OF 6

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          BET ASSOCIATES, L.P.
           23-2957243
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                    (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
  NUMBER OF
                       639,281 SHARES OF COMMON STOCK UNDERLYING CURRENTLY
   SHARES              CONVERTIBLE NOTES AND EXERCISABLE WARRANTS.
               -----------------------------------------------------------------
 BENEFICIALLY     8   SHARED VOTING POWER

  OWNED BY            - 0 - SHARES
               -----------------------------------------------------------------
    EACH          9   SOLE DISPOSITIVE POWER

  REPORTING           639,281 SHARES OF COMMON STOCK UNDERLYING CURRENTLY
                      CONVERTIBLE NOTES AND EXERCISABLE WARRANTS.
   PERSON      -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
    WITH
                      - 0 - SHARES
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     639,281 SHARES OF COMMON STOCK UNDERLYING CURRENTLY CONVERTIBLE NOTES AND EXERCISABLE WARRANTS.
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.7%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

      PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP NO. 96121E101                                                  PAGE 3 OF 6

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          BRUCE E. TOLL
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                    (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

          BK, PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
  NUMBER OF
                       639,281 SHARES OF COMMON STOCK UNDERLYING CURRENTLY
   SHARES              CONVERTIBLE NOTES AND EXERCISABLE WARRANTS.
                       174,000 SHARES OF COMMON STOCK.
               -----------------------------------------------------------------
 BENEFICIALLY     8   SHARED VOTING POWER

  OWNED BY            - 0 - SHARES
               -----------------------------------------------------------------
    EACH          9   SOLE DISPOSITIVE POWER

  REPORTING           639,281 SHARES OF COMMON STOCK UNDERLYING CURRENTLY
                      CONVERTIBLE NOTES AND EXERCISABLE WARRANTS.
                      174,000 SHARES OF COMMON STOCK.
   PERSON      -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
    WITH
                      - 0 - SHARES
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     813,281 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.6%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

      IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP NO. 96121E101                                                  PAGE 4 OF 6

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock (the "Common Stock") of Westower Corporation, a Washington corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7001 N.E. 40th Avenue, Vancouver, Washington 98661.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership ("BET"), with respect to shares beneficially owned by it; and (ii) Bruce E. Toll with respect to shares beneficially owned by (a) Mr. Toll, (b) BET, and (c) The Bruce E. & Robbi S. Toll Foundation, a charitable trust (the "Toll Foundation"). Mr. Toll is the sole member of BRU LLC, a Delaware limited liability company ("BRU"), which is the sole general partner of BET. Mr. Toll is also the trustee of the Toll Foundation. Mr. Toll and BET are sometimes referred to herein as the "Filing Persons." Any disclosure herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

          (b) The business address of each of the Filing Persons is: 3101 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

          (c) The principal business of BET is to invest in the Issuer. Mr. Toll's principal occupation is as President of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

          (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Toll is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

          On May 11, 1998, BET entered into a Purchase Agreement (the "Agreement") with the Issuer pursuant to which BET agreed, subject to the satisfaction of certain conditions, to purchase, for a price of $14,850,000, 7% convertible senior subordinated notes in the aggregate principal amount of $15,000,000 (the "Notes"), presently convertible into 599,821 shares of Common Stock (the "Note Conversion Shares") at a conversion price of $25.03 per share, and warrants (the "Warrants") exerciseable for 40,000 shares of Common Stock (the "Warrant Conversion Shares," and, together with the Note Conversion Shares, collectively, the "Conversion Shares") at an exercise price of $23.00 per share. The transaction was completed on June 1, 1998. BET used funds contributed by its partners, principally BRU, to purchase the Notes and the Warrants. $12,000,000 of the funds contributed by BRU were borrowed by Mr. Toll from CoreStates Bank, N.A., and subsequently contributed to BRU.

          Mr. Toll purchased through brokers' transactions 55,800 shares of Common Stock for his own account and 10,000 shares of Common Stock for the account of the Toll Foundation. Mr. Toll also acquired 108,200 shares of Common Stock pursuant to the exercise of certain publicly-traded warrants of the Issuer on April 29, 1998 at an exercise price of $9.00

                                 SCHEDULE 13D
CUSIP NO. 96121E101                                                  PAGE 5 OF 6

per share. All of the shares of Common Stock acquired by Mr. Toll or the Toll Foundation referred to in this paragraph are sometimes referred to herein collectively as the "Toll Shares."


ITEM 4.   PURPOSE OF TRANSACTION.

          The Filing Persons have acquired the Notes, the Warrants and the Toll Shares for investment purposes and intend to evaluate the performance of such securities as an investment in the ordinary course of business.

          (d) The Agreement provides that the holders of a majority of the aggregate unpaid principal amount of the Notes can nominate one designee to the Issuer's Board of Directors. BET, which currently holds all of the aggregate unpaid principal amount of the Notes, does not at this time intend to so nominate a designee, but may exercise this right in the future.

          Except as provided above, none of the Filing Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) BET beneficially owns 639,281 shares of Common Stock, which constitutes 10.7% of the Common Stock outstanding (based upon 5,341,871 shares of Common Stock outstanding as reflected in the Issuer's Annual Report on Form 10-KSB for the fiscal year ended February 28, 1998 and including as outstanding the Conversion Shares). Mr. Toll beneficially owns 813,281 shares of Common Stock, which constitutes 13.6% of the Common Stock outstanding (based upon 5,341,871 shares of Common Stock outstanding as reflected in the Issuer's Annual Report on Form 10-KSB for the fiscal year ended February 28, 1998 and including as outstanding the Conversion Shares). Such securities were acquired pursuant to the transactions described in Item 3.

          (b) BET has sole voting power and power to dispose of the Conversion Shares. Mr. Toll has sole voting power and power to dispose of the Conversion Shares and the Toll Shares.

          (c)  See Item 3.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See Items 3 and 4.

          Pursuant to the Agreement, the Issuer granted certain registration rights to holders of the Notes and the Warrants with respect to the Conversion Shares, and any shares issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such shares. These rights include certain shelf, demand and "piggy-back" registration rights as set forth in the Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 Purchase Agreement between Westower Corporation and BET Associates, L.P., dated May 11, 1998, including as exhibits thereto the Form of Note and the Form of Warrant.

                                 SCHEDULE 13D
CUSIP NO. 96121E101                                                  PAGE 6 OF 6

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 11, 1998
                              BET ASSOCIATES, L.P.

                              By:  BRU LLC
                                   Its General Partner


                              By: /s/ Bruce E. Toll
                                 -----------------------
                                 Bruce E. Toll
                                 Member


                                  /s/ Bruce E. Toll
                                 ------------------------
                                 Bruce E. Toll